Exhibit 4.21

Power of Attorney
Principal: Qi Hai
ID No.: 120106197309120530
Address: No.301, Gate 4, Building 9, Minghuali, Jieyuan Street, Hongqiao District, Tianjin

Agent: Zhou Yunfan
ID No.:  110102197411102374
Address:  13A, Building 9, South Garden, Guancheng, Madian Haidian District, Beijing

The Principal, Qi Hai, a citizen of the People’s Republic of China, hereby authorizes Mr. Zhou Yunfan to exercise all voting powers as a shareholder of Beijing Wireless Interactive Network Technology Co. Ltd. (“Wireless Interactive”) during the term of this Power of Attorney, including not limited to acting as the authorized representative to nominate and elect senior management officers such as directors, general manager at shareholders’ meetings of Wireless Interactive.

Unless consented by the board of directors of Kongzhong Information Technologies (Beijing) Co., Ltd. (Kongzhong Beijing), the aforesaid authorization is irrevocable. The Principal also agrees that Kongzhong Beijing is entitled to appoint a new agent to replace the original agent, and will execute relevant documents and take all necessary actions to complete the new appointment.

The Agent, with the authorization of the Principal, shall exercise shareholders’ voting powers of Wireless Interactive with due diligence and care, and will act in accordance with directions of the board of directors of Kongzhong Beijing.

This Power Attorney will come into effect on the day of execution and will expire upon dissolution of Kongzhong Beijing.

(Signature)

Qi Hai

Date: 2006-6-29